Exhibit 99.(g)(1)(i)

SCHEDULE B-1

PORTFOLIOS SUBJECT TO THIS AGREEMENT

Name of Portfolio	Effective Date

HSBC Investor Growth Portfolio	February 1, 2007

HSBC Investor International Equity Portfolio	February 1, 2007

HSBC Investor Short Duration Fixed Income Portfolio	February 1, 2007

HSBC Investor Opportunity Portfolio	February 1, 2007

HSBC Investor Value Portfolio	February 1, 2007

Date last updated:	February 10, 2011